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                              August 17, 2023

       Mar  a Catalina Escobar Hoyos
       Acting Chief Financial Officer
       Ecopetrol S.A.
       Carrera 13 No. 36-24
       Bogot  , Colombia

                                                        Re: Ecopetrol S.A.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-34175

       Dear Mar  a Catalina Escobar Hoyos:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       4. Financial Review
       4.6 Operating Results, page 120

   1. We note that you have various disclosures on pages 109 through 144 that appear to be oriented towards the
disclosure requirements of Item 5 of Form 20-F. However, we do not see among these
disclosures any tabulations of the accounts that comprise, or commentary regarding, your
Statement of Financial Position which appears on page F-6.

                                                        The descriptions of
purpose and objectives included in the Item 5 disclosure requirements include various
references to financial condition, as in expressing the need for disclosures of your financial
condition, changes in financial condition, an explanation of factors that have materially
affected or are reasonably likely to affect your financial condition, quantitative and
qualitative descriptions of the reasons underlying material changes, including material
offsetting changes within line items, associated statistical data, and
 Mar  a Catalina Escobar Hoyos
FirstName  LastNameMar  a Catalina Escobar Hoyos
Ecopetrol S.A.
Comapany
August 17, NameEcopetrol
           2023          S.A.
August
Page 2 17, 2023 Page 2
FirstName LastName
         material events and uncertainties that would cause reported financial information not to be necessarily indicative of your future financial condition.

         Instruction 2 to Item 5 also stipulates that the discussion must focus on the primary financial statements that are presented in the document.

         We believe that a discussion and analysis of the accounts that comprise your Statement of
         Financial Position would be inherent in meeting these disclosure requirements. Please expand your disclosures to cover these incremental details regarding your financial condition as reflected in this statement to comply with Item 5 of Form 20-F.
4.6.1.8 Segment Performance and Analysis, page 127

2. We note your discussion and analysis of segment activity, including transportation and logistics, refining and petrochemicals, and electric power transmission and toll roads concessions, in which you attribute changes in revenue, cost of sales, operating expenses, and net income to a combination of several different factors.

         Item 5 of Form 20-F generally requires a quantitative and qualitative description of the reasons underlying material changes, including material changes within a line item that off-set one another, to the extent necessary for an understanding of the business.

         Please quantify material changes that off-set one another within a line item, to provide investors with better insight into the underlying reasons for the changes that are reflected in your financial statements, as necessary to adhere to this guidance.
4.9 Financial Indebtedness and Other Contractual Obligations, page 139

3. Please reconcile your disclosure on page 139, stating that you had outstanding consolidated indebtedness of COP 23.5 billion at December 31, 2022, with your disclosure in the table of contractual obligations on page 141, indicating the outstanding balance of financial sector debt and bonds was COP 113,107.4 billion, and disclosure about the composition of loans and borrowing in Note 20 on page F-77, indicating that balance plus lease liabilities and related party debt was COP 115,134.8 billion at year-end.

         If this disclosure was intended to be a U.S. dollar equivalent, please clarify the exchange rate that was utilized and the manner of selecting that rate, and explain why it does not appear to agree with the rate utilized for convenience translations disclosed on page 1.

         With regard to Table 64 on page 139, where you have listed various issuances of debt along with the original currency denominated amounts, it would be helpful to include another column showing the outstanding year-end balances in Colombian Pesos, along with a summation that is reconciled to the corresponding amounts on page F-77.
 Mar  a Catalina Escobar Hoyos
Ecopetrol S.A.
August 17, 2023
Page 3
25. Revenue from contracts with customers
Revenue from concession contracts, page F-96

4. We note that you identify six concessions or groups of concessions in Colombia, Brazil,
         Chile, Peru and Bolivia, and provide a general indication of the nature of the infrastructure involved, services to be provided, and the manner of compensation.

         However, your disclosures do not presently include the details necessary to understand the specific services that you have agreed to provide, or the specific terms of the arrangements that affect the amount, timing and certainty of future cash flows, the nature and extent of rights to use specified assets, obligations and rights over the provision of services, obligations to acquire or build infrastructure, obligations to deliver or rights to receive specified assets at the end of the concession period, renewal and termination options, or rights and obligations regarding the maintenance of infrastructure.

         Please expand your disclosures as necessary to address the concerns outlined above as required by IASB SIC-29; your descriptions of the arrangements should inform readers in all of these respects, including the status of the arrangements, timeframes in which the various obligations will be fulfilled, and material financial implications.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameMar  a Catalina Escobar Hoyos                 Sincerely,
Comapany NameEcopetrol S.A.
                                                               Division of
Corporation Finance
August 17, 2023 Page 3                                         Office of Energy
& Transportation
FirstName LastName